                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO.     )(1)
                                           -----

                                D.R. Horton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23331A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Paul W. Buchschacher, Esq.
                                D.R. Horton, Inc.
                         1901 Ascension Blvd., Suite 100
                               Arlington, TX 76006
                                 (817) 856-8200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 13 Pages)
--------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  23331A 10 9                13D                     Page 2 of 13 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          TERRILL J. HORTON

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               794,036
      NUMBER OF        ---------------------------------------------------------
        SHARES         8       SHARED VOTING POWER
     BENEFICIALLY              3,315,587
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING                4,109,623
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,109,623
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                               [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  23331A 10 9                13D                     Page 3 of 13 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          DONALD RAY HORTON TRUST

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               -0-
      NUMBER OF        ---------------------------------------------------------
        SHARES         8       SHARED VOTING POWER
     BENEFICIALLY              499,995
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING                499,995
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          499,995
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                               [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  23331A 10 9                13D                     Page 4 of 13 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          MARTHA ELIZABETH HORTON TRUST

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               -0-
      NUMBER OF        ---------------------------------------------------------
        SHARES         8       SHARED VOTING POWER
     BENEFICIALLY              456,002
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING                456,002
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          456,002
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                               [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  23331A 10 9                13D                     Page 5 of 13 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          DONALD RYAN HORTON TRUST

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               -0-
      NUMBER OF        ---------------------------------------------------------
        SHARES         8       SHARED VOTING POWER
     BENEFICIALLY              1,179,795
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING                1,179,795
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,179,795
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                               [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  23331A 10 9                13D                     Page 6 of 13 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          DOUGLAS REAGAN HORTON TRUST

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               -0-
      NUMBER OF        ---------------------------------------------------------
        SHARES         8       SHARED VOTING POWER
     BENEFICIALLY              1,179,795
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING                1,179,795
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,179,795
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A                                                               [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  23331A 10 9                13D                     Page 7 of 13 Pages


         This Schedule 13D is filed by Terrill J. Horton (the "Reporting Person") to report the Reporting Person's agreement with Schuler Homes, Inc. to vote the shares of Common Stock (the "Shares") of D.R. Horton, Inc. (the "Issuer") beneficially owned by the Reporting Person, as trustee for four trusts, in favor of the proposed merger of Schuler Homes with and into the Issuer (the "Merger") with the Issuer as the surviving corporation.


Item 1.           Security and Issuer.

         (a)      Name of Issuer:  D.R. Horton, Inc.

         (b)      Title of Class of Securities:  Common Stock

         (c) Address of Issuer's Principal Executive Offices: 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006

Item 2.           Identity and Background.

         (a) Name of Person Filing: Terrill J. Horton, individually and as sole trustee of each of the Donald Ray Horton Trust, the Martha Elizabeth Horton Trust, the Donald Ryan Horton Trust and the Douglas Reagan Horton Trust (collectively, the "Trusts"). A copy of the joint filing agreement among the Reporting Person and each of the Trusts is attached hereto as
                  Exhibit 1.

         (b) Residence or Business Address: 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006

         (c)      Present principal occupation: The Reporting Person is retired.

         (d)      None

         (e)      None

         (f)      Citizenship:  United States of America

Item 3.           Source and Amount of Funds or Other Consideration.

         No funds or consideration, other than the desire to encourage Schuler Homes to enter into the Merger Agreement described in Item 4, were involved in the October 22, 2001 transaction. The Reporting Person has previously reported beneficial ownership of five percent or more of the outstanding Shares of the Issuer on a statement on Schedule 13G.

Item 4.           Purpose of Transaction.

         On October 22, 2001, the Issuer and Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"), entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), pursuant to which the Issuer would acquire Schuler Homes by means of a merger of Schuler Homes with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation.

CUSIP NO.  23331A 10 9                13D                     Page 8 of 13 Pages


         Simultaneously with the execution of the Merger Agreement, the Reporting Person, solely in his capacity as trustee for the four Trusts, along with Donald R. Horton, entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), with Schuler Homes, pursuant to which the Reporting Person, as trustee, and Donald R. Horton each agreed to vote their respective Shares in favor of the Merger at any meeting of the Issuer's stockholders held to consider and vote upon the Merger. The Shares held by the Reporting Person, as trustee, and Donald R. Horton collectively represent approximately 16.0% of the Shares outstanding as of the date of this Schedule 13D. In addition, the Reporting Person, as trustee, agreed, with certain exceptions, not to transfer any Shares beneficially owned by the Trusts during the term of the Voting Agreement. The Voting Agreement will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and incorporated herein by reference.

         Other than as described above, the Reporting Person, individually or as trustee of the Trusts, has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as member of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest In Securities Of The Issuer.

         At October 22, 2001:

         (a) - (b)

         The Reporting Person

                  (a)      Amount Beneficially Owned:  4,109,623

                           Percent of Class: 5.3%, based upon 76,909,278 Shares outstanding on October 22, 2001 (reflects 11% stock dividend paid on March 23, 2001).

                  (b)      Number of shares as to which such person has:

CUSIP NO.  23331A 10 9                13D                     Page 9 of 13 Pages


                           (i)      Sole power to vote or to direct the vote:
                                    794,036

                           (ii)     Shared power to vote or to direct the vote:
                                    3,315,587. Pursuant to the Voting Agreement described in Item 4, the Reporting Person shares voting power with Schuler Homes, Inc., a Delaware corporation, in that he has agreed with Schuler Homes that he will vote the Shares beneficially owned by the Trusts in favor of the Merger. Schuler Homes is a homebuilder with its principal executive and business office located at 400 Continental Boulevard, Suite 100, El Segundo, CA 90245. To the Reporting Person's knowledge, during the last five years, Schuler Homes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected Schuler Homes to a judgment, decree or final order enjoining Schuler Homes from future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                           (iii) Sole power to dispose or to direct the disposition of: 4,109,623

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Donald Ray Horton Trust

                  (a)      Amount Beneficially Owned:  499,995

                           Percent of Class: 0.7%, based upon 79,909,278 Shares outstanding on October 22, 2001 (reflects 11% stock dividend paid on March 23, 2001).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    -0-

                           (ii)     Shared power to vote or to direct the vote:
                                    499,995. See the discussion above by the Reporting Person in Item 5(b)(ii) with respect to Schuler Homes.

                           (iii) Sole power to dispose or to direct the disposition of: 499,995

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Martha Elizabeth Horton Trust

                  (a)      Amount Beneficially Owned:  456,002

                           Percent of Class: 0.6%, based upon 76,909,278 Shares outstanding on October 22, 2001 (reflects 11% stock dividend paid on March 23, 2001).

                  (b)      Number of shares as to which such person has:

CUSIP NO.  23331A 10 9                13D                    Page 10 of 13 Pages

                           (i)      Sole power to vote or to direct the vote:
                                    -0-

                           (ii)     Shared power to vote or to direct the vote:
                                    456,002. See the discussion above by the Reporting Person in Item 5(b)(ii) with respect to Schuler Homes.

                           (iii) Sole power to dispose or to direct the disposition of: 456,002

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Donald Ryan Horton Trust

                  (a)      Amount Beneficially Owned:  1,179,795

                           Percent of Class: 1.5%, based upon 76,909,278 Shares outstanding on October 22, 2001 (reflects 11% stock dividend paid on March 23, 2001).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    -0-

                           (ii)     Shared power to vote or to direct the vote:
                                    1,179,795. See the discussion above by the Reporting Person in Item 5(b)(ii) with respect to Schuler Homes.

                           (iii) Sole power to dispose or to direct the disposition of: 1,179,795

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Douglas Reagan Horton Trust

                  (a)      Amount Beneficially Owned:  1,179,795

                           Percent of Class: 1.5%, based upon 76,909,278 Shares outstanding on October 22, 2001 (reflects 11% stock dividend paid on March 23, 2001).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    -0-

                           (ii)     Shared power to vote or to direct the vote:
                                    1,179,795. See the discussion above by the Reporting Person in Item 5(b)(ii) with respect to Schuler Homes.

                           (iii) Sole power to dispose or to direct the disposition of: 1,179,795

                           (iv) Shared power to dispose or to direct the disposition of: -0-

CUSIP NO.  23331A 10 9                13D                    Page 11 of 13 Pages


         The Reporting Person and each of the Trusts:

         (c) The Reporting Person and the Trusts have not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Schedule 13D, except as described elsewhere herein.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         Except as described elsewhere in this Schedule 13D, the Reporting Person and the trusts have no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated as of October 22, 2001, among the Reporting Person and each of the Trusts

         Exhibit 2 Voting Agreement, dated as of October 22, 2001, among the Reporting Person, as trustee, Donald R. Horton and Schuler Homes

CUSIP NO.  23331A 10 9                13D                    Page 12 of 13 Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 22, 2001                           /s/ Terrill J. Horton
                                          --------------------------------------
                                                        Signature

                                                     Terrill J. Horton
                                          --------------------------------------
                                                          Name

                                       The Donald Ray Horton Trust

                                       By:      /s/ Terrill J. Horton
                                          --------------------------------------
                                                Terrill J. Horton, Trustee

                                       The Martha Elizabeth Horton Trust

                                       By:      /s/ Terrill J. Horton
                                          --------------------------------------
                                                Terrill J. Horton, Trustee

                                       The Donald Ryan Horton Trust

                                       By:      /s/ Terrill J. Horton
                                          --------------------------------------
                                                Terrill J. Horton, Trustee

                                       The Douglas Reagan Horton Trust

                                       By:      /s/ Terrill J. Horton
                                          --------------------------------------
                                                Terrill J. Horton, Trustee

CUSIP NO.  23331A 10 9                13D                    Page 13 of 13 Pages


                                  EXHIBIT INDEX


      EXHIBIT
      NUMBER      DESCRIPTION
      -------     -----------
         1        Joint Filing Agreement, dated as of October 22, 2001, among the Reporting Person and each of the Trusts

         2        Voting Agreement, dated as of October 22, 2001, among the
                  Reporting Person, as trustee, Donald R. Horton and Schuler
                  Homes